Exhibit 99.1

19 March 2026

Notice of annual general meeting

Evaxion a/S

16 april 2026 at 14:00 (CEST)

The board of directors hereby convenes the annual general meeting of Evaxion A/S, company registration (CVR) no. 31 76 28 63 (the "Company"), to be held on

16 APRIL 2026 AT 14:00 (CEST)

at Evaxion A/S, Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark.

AGENDA

1.	Election of the chairman of the meeting

2.	The board of directors' report on the Company’s activities in the past year

3.	Presentation of the audited annual report for adoption

4.	Resolution on the allocation of profit or coverage of loss, cf. the adopted annual report

5.	Election of members to the board of directors

6.	Election of auditor

7.	Any motion from the board of directors and/or the shareholders

8.	Proposal to authorize the chairman of the meeting

9.	Miscellaneous

COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chairman of the general meeting.

2.	The board of directors' report on the Company’s activities in the past year

Chairman Marianne Søgaard will report on the Company’s activities for the year ended December 31, 2025.

3.	Presentation of the audited annual report for adoption

The board of directors recommends that the Company's audited annual report for the financial year 2025 be approved. The audited annual report is available on the Company's website.

4.	Resolution on the allocation of profit or coverage of loss, cf. the adopted annual report

The board of directors proposes that the loss be carried forward to the next financial year.

5.	Election of members to the board of directors

The board of directors currently consists of the following members: Marianne Søgaard (chairman), Lars Holtug, Lars Aage Staal Wegner and Roberto Prego Pineda .

The board of directors proposes the re-election of Marianne Søgaard, Lars Holtug, Lars Aage Staal Wegner and Roberto Prego Pineda.

Furthermore, the board of directors proposes that Jens Bitsch Nørhave is elected as new member of the board of directors. Jens Bitsch-Nørhave has served as an adviser and observer to the board of directors with the intention of seeking election as a board member at the Annual General Meeting in 2026, so that, if decided by the shareholders, the board of directors will consist of the following members:

Marianne Søgaard (chairman)

Jens Bitsch-Nørhave

Lars Holtug

Lars Aage Staal Wegner

Robert Prego Pineda

A description of the proposed candidates’ qualifications, hereunder information about similar positions possessed by the candidates at the time of the annual general meeting can be found in appendix 1 attached hereto.

6.	Election of auditor

The board of directors proposes that EY Godkendt Revisionspartnerselskab, CVR no. 30 70 02 28, be re-elected as the auditor of the Company.

7.	Any motion from the board of directors and/or the shareholders

7a – Proposal from the board of directors – proposal to authorize the board of directors to issue warrants

The board of directors proposes to amend the articles of association by increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the company's board of directors and executive management as well as key-employees of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 6,857,257 without pre-emptive subscription rights for the company's shareholders, calculated as of the date of this convening notice up to nominal DKK 11,900,000. The board of directors specifically proposes that the existing authorization in article 2.5 is amended as follows:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as key-employees of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 11,900,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company's share capital with up to nominal value of DKK 11,900,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 0.25 and a maximum nominal value of DKK 11,900,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7b – Proposal from the board of directors – proposal to authorize the board of directors to obtain loans against issuance of convertible loan notes

The board of directors proposes to replace the lapsed authorization in article 3.3 of the articles of association with a new authorization to obtain loans against issuance of convertible loan note which gives the right to subscribe for shares for a total of up to nominal value of DKK 73,500,00 without pre-emptive subscription rights for the company's shareholders. The board of directors specifically proposes that an updated authorization in article 3.3 is adopted as follows:

“The board of directors is until 15 April 2031 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 73,500,000 without pre-emptive subscription rights for the company's shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10% of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

As a consequence of the conversion of the convertible loan notes, the board of directors is authorized until 15 April 2031 to increase the share capital by a nominal value of up to DKK 73,500,000 by conversion of the convertible loan notes. The company's shareholders shall not have pre-emptive rights to subscribe for shares issued by conversion of the convertible loan notes The shares issued based on convertible loan notes shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

8.	Proposal to authorize the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

9.	Miscellaneous

Hørsholm, Denmark, 19 March 2026

The board of directors of Evaxion A/S

Marianne Søgaard

Chairman of the board of directors

Further information

Adoption requirements

The proposals contained in items 1-6 and 8 may be adopted by a simple majority of the votes cast.

The proposal under the agenda’s item 7a and 7b may be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the general meeting.

Share capital and voting rights

The Company's nominal share capital currently amounts to DKK 104,252,689 divided into 417,010,756 shares of DKK 0.25 nominal value. At the annual general meeting, each share carries one vote.

The right of a shareholder to attend the annual general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 9 April 2026.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the annual general meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare A/S: www.computershare.com.

Admission cards must be ordered no later than 14 April 2026 at 23:59 (CEST).

Proxy

Shareholders can vote by proxy no later than 14 April 2026 at 23:59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company's website: www.evaxion.ai. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 14 April 2026 at 23:59 (CEST).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 14 April 2026 at 23:59 (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 15 April 2026 at 11:59 (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company's website: www.evaxion.ai. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password.

Additional information

On the Company's website, www.evaxion.ai, the following information is available:

−	The notice convening the annual general meeting (the agenda/the complete proposals)
−	The annual report 2025
−	The proxy and vote by correspondence form
−	Information about the nominated candidates to the board of directors (Appendix 1)

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The annual general meeting will be conducted in English according to section 4.8 of the Company's articles of association.

APPENDIX 1

Information about the proposed candidates

The information on the following pages describes the competencies and directorships with other Danish and foreign listed and unlisted companies and organizations as disclosed by the board member candidates.

Marianne Søgaard

Chairman

Marianne Søgaard (born 1968, Danish nationality) has been a member of the board of directors of the Company since 2020 and is the chairman of the board of directors. Marianne Søgaard joined the Company in 2018 as an executive and legal advisor and in November 2020 she was elected and became the chairman of the board of directors.

In 1996, Marianne Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 to March 2017 she served on the board of directors of the law firm.

In 2022, Marianne Søgaard was appointed member of Statens IT-Råd.

Marianne Søgaard received her Master of Law degree from Aarhus University in 1993.

Current directorships in other companies:

−	Garbanzo ApS
−	Altapay A/S
−	PiiGuard
−	Svend Jansen A/S

Lars Holtug

Board member

Lars Holtug (born 1958, Danish nationality) has been a member of the board of directors of the Company since 2021.

Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (PwC), from 1993 to 2015.

Previously, Mr. Holtug was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998.

Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Current directorships in other companies:

-	Erhvervsinvest Management (chairman)
-	Gaming Investment A/S (including subsidiaries) (chairman)
-	Caretag (chairman)
-	Ascendis Pharma A/S (quoted Nasdaq US), including Chairman Audit Committee and member Remuneration Committee.
-	LH2022 ApS

Lars Aage Staal Wegner

Board member

Lars Aage Staal Wegner (born 1974, Danish nationality) was elected to the board of directors of the Company in 2024. Lars Aage Staal Wegner was CEO of the Company in the period from 2017 – 2023.

Lars Aage Staal Wegner started his career in 2002 as a medical clinical practitioner before joining Pfizer, Denmark and Pfizer European Oncology team in 2006 as a Brand Manager Oncology, Medical Advisor Oncology. In 2007, Lars Aage Staal Wegner joined Bavarian Nordic, Denmark, as Director Global Business Development and Commercial Affairs. In 2010, Lars became Vice President, Global Business Development and Commercial Affairs of Bavarian Nordic until joining Evaxion in 2017.

Lars was in 2023 a founding general partner of Bristlecone Pacific Venture, a venture fund.

Lars Aage Staal Wegner is M.Sc. in Medicine (2001, University of Southern Denmark). He has attended a Senior Executive Program at IMD and Leadership and Decision-Making Programs at Harward Business School.

Current board directorships in other companies:

−     Turbine (Chairman)

−     Pll Guard (Chairman)

−     Qlife

−     Hudson Nordic

Roberto Prego Pineda

Board member

Roberto Prego (born 1970, Venezuela and USA nationality) has been a member of the board of directors of the Company since 2018.

Roberto Prego has over 20 years of pharmaceutical experience and was one of our first outside investors. Mr. Prego was with Teva Venezuela as its General Manager from 1998 to 2012 and as head of the Latin American Region for Teva from 2011 to 2015. Since 2015, he has served as the General Manager of Viax Dental Technologies, a research and development venture firm in the dental field.

Roberto Prego has a B.Sc. in Economics from Universidad Católica Andrés Bello in Caracas, Venezuela and an MBA from Fuqua School of Business at Duke University.

Mr. Prego currently does not have any directorships in other companies.

Jens Bitsch-Nørhave

New board member

Jens Bitsch-Norhave is a dynamic life science executive with more than 25 years of leadership experience in biotech and pharma, specializing in corporate strategy, global expansion, and dealmaking. He is Corporate Vice President and Global Head of Corporate Development at Hengrui Pharmaceuticals, where he leads a 35+ member international team responsible for strategy, business development, licensing, M&A, and alliance management, advancing the company’s globalization and growth.

Previously, he held senior leadership roles at Johnson & Johnson, including Vice President of Transactions & Innovation Partnering at J&J Innovation, where he drove partnering strategy and executed global oncology transactions. Earlier, he built the business development function for J&J Global Public Health, creating innovative partnership models to expand access to healthcare worldwide.

With a strong track record of shaping corporate strategies, executing transformative transactions, mentoring CEOs, advising boards, and leading global organizations, he brings a unique perspective at the intersection of science, business, and global healthcare. Jens holds an MSc and PhD in Neuropharmacology from the University of Copenhagen and an Executive MBA in Technology & Innovation from Copenhagen Business School.

Mr. Nørhave currently does not have any directorships in other companies.